SEC Response Letter  SEC05082009.htm

Bio-Rad Laboratories, Inc.

1000 Alfred Nobel Drive

Hercules, CA  94547

Christine A. Tsingos

Vice President and Chief Financial Officer

Telephone: 510-741-6006

Fax: 510-741-5819

Email: christine_tsingos@bio-rad.com

May 8, 2009

Mr. Gary Todd

Senior Review Accountant

Securities and Exchange Commission

100F Street, N.E.

Mail Stop #3030

Washington, D.C.  20549-3030

Re:

Bio-Rad Laboratories, Inc.

Form 10-K for the year ended December 31, 2008

Filed February 27, 2009

File No. 001-07928

Dear Mr. Todd:

Bio-Rad Laboratories, Inc. (“Bio-Rad”) or (the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated April 10, 2009 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the filing listed above.  To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A, Controls and Procedures, page 15

1.  You disclose that disclosure controls and procedures are "effective to provide reasonable assurance that material information relating to Bio-Rad is made known to management, including the Chief Executive Officer and Chief Financial Officer." In future filings if you elect to include any qualifying language as to the effectiveness conclusion, such language should be consistent with the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a15(e). Alternatively, if true, your disclosure could simply indicate that your officers determined that disclosure controls and procedures are "effective" without any further qualifications or attempts to define the concept.

SEC Response Letter  SEC05082009.htm

Response:

In response to the Staff’s comment, we will in future filings provide the following disclosure regarding our disclosure controls and procedures:

“As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Exhibit 13.1

Financial Statements

Note 1: Significant Accounting Policies, page 7

Goodwill and Other Purchased Intangible Assets, page 8

2.  In future filings please provide more specific disclosure about how you apply the goodwill impairment testing guidance from SFAS 142. In that regard, please describe the two-step model under SFAS 142, describe the reporting unit concept, identify your reporting units and disclose how the reporting units were identified under the guidance from SFAS 142. Please also disclose how you allocate goodwill to the reporting units and whether there have been any changes in the number of reporting units or the manner in which goodwill is allocated during the periods presented.

Response:

In response to the Staff’s comment, we will in future filings provide the following enhanced disclosure regarding our goodwill impairment testing in our Significant Accounting Policies:

“Goodwill

Goodwill represents the excess of the cost over the fair value of net tangible and identifiable intangible assets of acquired businesses.  Goodwill is assessed for impairment by applying fair value based tests annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  We perform impairment tests of goodwill at our reporting unit level, which is one level below our reporting segments.  Our reporting units are identified as components for which discrete financial information is available and is regularly reviewed by management.  Goodwill amounts are assigned to the reporting units based upon the amounts allocated at the time of their respective acquisition.

The goodwill impairment test consists of a two-step process.  The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit to its carrying value, including goodwill.  We use discounted cash flow models to determine the fair value of a reporting unit.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not required.  The second step, if required, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The fair value of a reporting unit is allocated to all of the assets and liabilities of that unit (including

SEC Response Letter  SEC05082009.htm

any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess.”

3.  As a related matter, we see that you present goodwill in Corporate for segment reporting purpose. Please tell us how your disclosure considers the guidance from paragraph 45c of SFAS 142. Under that guidance, you should provide quantified disclosure about goodwill in total and for each reportable segment.

Response:

In response to the Staff’s comment, we will in future filings provide a quantified disclosure regarding the amount of goodwill in total and for each of our reporting segments in our goodwill note.

4.  As there are significant differences between the impairment evaluation performed for goodwill under SFAS 142 and that performed for other long-lived assets (including amortizing intangible assets) under SFAS 144, please also expand future filings to more specifically describe how you evaluate long-lived assets for potential impairment. In that regard, please clarify how you apply SFAS 144 including a description of: (1) the basic concepts from paragraph 7 of SFAS 144, (2) how long-lived assets are grouped for impairment testing purposes and (3) how cash flows and discount rates are estimated for impairment testing purposes.

Response:

In response to the Staff’s comment, we will in future filings provide the following enhanced disclosure regarding our long-lived assets impairment testing in our Significant Accounting Policies:

“Long-Lived Assets

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  We assess the impairment of long-lived assets (including identifiable intangible assets) whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Factors that we consider important that could trigger an impairment review include:

•  significant under-performance relative to expected, historical or projected future operating results;

•  significant changes in the manner of use of the long-lived assets, intangible assets or the strategy for our overall business;

•  a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of before the end of its previously estimated useful life; and

•  significant negative industry, legal, regulatory or economic trends.

When management determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we test for any impairment based on a projected undiscounted cash flow method.  Projected future operating results and cash flows of the asset or asset group are used to establish the fair

SEC Response Letter  SEC05082009.htm

value used in evaluating the carrying value of long-lived and intangible assets.  We estimate the future cash flows of the long-lived assets using current and long-term financial forecasts.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If this is the case, an impairment loss would be recognized.  The impairment loss recognized is the amount by which the carrying amount exceeds the fair value.”

Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 36

Critical Accounting Policies and Estimates, page 37

Valuation of Long-lived and Intangible Assets and Goodwill, page 38

5.  We see that goodwill approximates 16% of your assets. Given the significance of goodwill to your assets, in future filings please expand the critical accounting policy disclosure to better the explain uncertainties, subjectivity and the potential variability of an evaluation of goodwill for potential impairment. In that regard, please address the following:

●  We agree that you determine the fair value of reporting units using a discounted cash flow analysis. Please describe the cash flow model you utilize and its significant inputs. In that regard, please disclose how you estimate future cash flows and discount rates.

●  Present a quantitative and qualitative description of the material assumptions used and a sensitivity analysis to address reasonably potential variability.

●  Please describe how the current economic environment has affected your ability to project future cash flows for the reporting units, including how your cash flow projections actually consider the current economic environment and visibility.

●  Disclose whether assumptions and methodologies for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

●  If multiple models/approaches are used to value goodwill, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

Response:

The methodology we use for valuing goodwill has not changed from the year ended December 31, 2007.  We only use projected discounted cash flow models to determine the fair value of a reporting unit.  Our assumptions regarding revenue growth rates, profit margins, future capital expenditures, working capital needs, foreign currency rates, discount rates and terminal values will change from year to year depending on the current economic conditions and expectations for the business.  The current economic environment is less predictable than in the past but we include the most timely information available in our forecasts.  We do not currently have any indicators of impairment to our reporting units.  The impairment taken in 2008 was for the total amount of the goodwill related to that reporting unit so no further impairment can be taken in that reporting unit.

In response to the Staff’s comment, we will include the following enhanced disclosure in future filings in the Critical Accounting Policies and Estimates of our Management’s Discussion and Analysis:

SEC Response Letter  SEC05082009.htm

“Goodwill represents the excess of the cost over the fair value of net tangible and identifiable intangible assets of acquired businesses.  Goodwill amounts are assigned to the reporting units based upon the amounts allocated at the time of their respective acquisition, adjusted for subsequent significant transfers of business between reporting units.  We assess the impairment of goodwill annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  There was no indication of impairment in the first quarter of 2009.  We perform the impairment tests of goodwill at our reporting unit level, which is one level below our reporting segments.  The goodwill impairment test consists of a two-step process.  The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit to its carrying value, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not required.  The second step, if required, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined.  The fair value of a reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess.

We use projected discounted cash flow models to determine the fair value of a reporting unit.  The discounted cash value projected for goodwill may be different from the fair value that would result from an actual transaction between a willing buyer and a willing seller.  Projections such as discounted cash flow models are inherently uncertain and accordingly, actual future cash flows may differ materially from projected cash flows.   Management judgment is required in developing the assumptions for the discounted cash flow model.  These assumptions include revenue growth rates, profit margins, future capital expenditures, working capital needs, expected foreign currency rates, discount rates and terminal values.  We estimate future cash flows using current and long-term high level strategic financial forecasts.  These forecasts take into account the current economic environment.  The discount rates used are compiled using independent sources, current trends in similar businesses and other observable market data.  Changes to these rates might result in material changes in the valuation and determination of the recoverability of goodwill. For example, an increase in the discount rate used to discount cash flows will decrease the computed fair value.  In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we apply a 10% decrease to the fair value of each reporting unit.

To validate the reasonableness of the reporting unit fair values, we reconcile the aggregate fair values of the reporting units to the enterprise market capitalization including an implied control premium.  In performing the reconciliation we may, depending on the volatility of the market value of our stock price, use either the stock price on the valuation date or the average stock price over a range of dates around the valuation date. We compare the implied control premium to premiums paid in observable recent transactions of comparable companies to determine if the fair values of the reporting units are reasonable.”

SEC Response Letter  SEC05082009.htm

In connection with the foregoing response, we acknowledge that:

(1)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me at (510) 741-6006 or by fax at (510) 741-5815 if you have any questions or comments regarding this correspondence or if you require any further information.

Very truly yours,

/s/ Christine A. Tsingos

Vice President and

Chief Financial Officer